KW 3/9

13013988

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC
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MAR 1 - 2013
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-01447

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING *January 1, 2012* (MM/DD/YY) AND ENDING *December 31, 2012* (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Stifel, Nicolaus & Company, Incorporated**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

501 North Broadway
(No. and street)

St. Louis	***Missouri***	**63102-2188**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Bernard N. Burkemper, Chief Financial Officer **(314) 342-2000**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

155 North Wacker Drive	***Chicago***	***IL***	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/5/13

AFFIRMATION

I, Bernard N. Burkemper, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and unconsolidated supplemental schedules pertaining to Stifel, Nicolaus & Company, Incorporated, for the year ended December 31, 2012, are true and correct. I further affirm that neither the company nor any officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Security accounts of principal officers and directors, which are classified as customers accounts (debits $1,115,542 and credits $1,095,653).

Bernard N Burkemper
Signature

Chief Financial Officer
Title

Cheryl Pannier
Notary Public

CHERYL PANNIER
Notary Public-Notary Seal
State of Missouri, Saint Louis City
Commission # 11385557
My Commission Expires Oct 13, 2015

This report** contains (check all applicable boxes):

- ☒ (a) Facing page
- ☒ (b) Consolidated Statement of Financial Condition
- ☒ (c) Consolidated Statement of Operations
- ☒ (d) Consolidated Statement of Cash Flows
- ☒ (e) Consolidated Statement of Changes in Stockholder's Equity
- ☒ (f) Consolidated Statement of Changes in Liabilities Subordinated to Claims of General Creditors
- ☒ (g) Unconsolidated Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
- ☒ (h) Unconsolidated Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
- ☒ (i) Information relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
- ☐ (j) A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☒ (1) An Oath or Affirmation
- ☒ (m) A copy of the SIPC Supplemental Report (under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- ☒ (o) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control
- ☐ (p) Unconsolidated Schedule of Segregation Requirements and Funds in Segregation
- ☐ (q) Unconsolidated Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2012

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

FILED PURSUANT TO RULE 17a-5(e)(3) AS A PUBLIC DOCUMENT

Stifel, Nicolaus & Company, Incorporated
(Name of Respondent)

501 NORTH BROADWAY
ST. LOUIS, MISSOURI 63102-2188
(Address of principal executive office)

Mr. Bernard N. Burkemper
Chief Financial Officer
Stifel, Nicolaus & Company, Incorporated
501 North Broadway
St. Louis, Missouri 63102-2188
Telephone Number: 314/342-2119

(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

STIFEL, NICOLAUS & COMPANY, INCORPORATED

Consolidated Statement of Financial Condition

As of December 31, 2012

Pages

Statement of Financial Condition

Report of Independent Registered Public Accounting Firm

The Board of Directors
Stifel, Nicolaus & Company, Incorporated

We have audited the accompanying consolidated statement of financial condition of Stifel, Nicolaus & Company, Incorporated (the "Company") as of December 31, 2012, and the related notes to the consolidated statement of financial condition.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Stifel, Nicolaus & Company, Incorporated at December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

Chicago, Illinois
February 28, 2013

STIFEL, NICOLAUS & COMPANY, INCORPORATED
Consolidated Statement of Financial Condition
December 31, 2012

(in thousands, except share and per share amounts)

Assets		
Cash and cash equivalents	$	59,586
Cash segregated for regulatory purposes		128,031
Receivables:		
Brokerage clients, net		487,761
Brokers, dealers and clearing organizations		274,112
Securities purchased under agreements to resell		158,695
Trading securities owned, at fair value (includes securities pledged of $607,586)		754,840
Investments, at fair value		107,048
Due from affiliates		19,294
Deferred tax assets, net		86,089
Loans and advances to financial advisors and other employees, net		177,564
Goodwill		280,042
Intangible assets, net		25,729
Other assets		105,724
Total assets	**$**	**2,664,515**
Liabilities and stockholder's equity		
Short-term borrowings from banks	$	304,700
Payables:		
Brokerage clients		295,509
Brokers, dealers and clearing organizations		33,211
Drafts		90,289
Securities sold under agreements to repurchase		140,346
Trading securities sold, but not yet purchased, at fair value		318,322
Accrued compensation		148,213
Accounts payable and accrued expenses		102,951
Due to affiliates		45,293
		1,478,834
Liabilities subordinated to claims of general creditors		40,318
Stockholder's equity		
Common stock – par value $1; authorized 30,000 shares; outstanding 1,000 shares		1
Additional paid-in-capital		731,548
Retained earnings		413,814
		1,145,363
Total liabilities and stockholder's equity	**$**	**2,664,515**

See accompanying Notes to Consolidated Statement of Financial Condition.

STIFEL, NICOLAUS & COMPANY, INCORPORATED
Notes to Consolidated Statement of Financial Condition

NOTE 1 – Nature of Operations and Basis of Presentation

Nature of Operations

Stifel, Nicolaus & Company, Incorporated ("Stifel Nicolaus"), is principally engaged in retail brokerage, securities trading, investment banking, investment advisory, and related financial services throughout the United States. Although we have offices throughout the United States, our major geographic area of concentration is in the Midwest and Mid-Atlantic regions, with a growing presence in the Northeast, Southeast and Western United States. We provide securities brokerage services, including the sale of equities, mutual funds, fixed income products, insurance, and banking products to our clients. We are a wholly-owned subsidiary of Stifel Financial Corp. (the "Parent"). Stifel Nicolaus is a registered broker-dealer and investment advisor under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), a member of the New York Stock Exchange, Inc., the American Stock Exchange and the Financial Industry Regulatory Authority, Inc. ("FINRA").

Basis of Presentation

The consolidated statement of financial condition includes Stifel Nicolaus and its wholly-owned subsidiaries. All material inter-company accounts and transactions have been eliminated. Unless otherwise indicated, the terms "we," "us," "our," or "our company" in this report refer to Stifel, Nicolaus & Company, Incorporated and its wholly-owned subsidiaries.

The accompanying consolidated statement of financial condition has been prepared in conformity with U.S. generally accepted accounting principles, which require management to make certain estimates and assumptions that affect the reported amounts. We consider significant estimates, which are most susceptible to change and impacted significantly by judgments, assumptions, and estimates, to be: valuation of financial instruments; accrual for contingencies; fair value of goodwill and intangible assets; provision for income taxes and related tax reserves; and forfeitures associated with stock-based compensation. Actual results could differ from those estimates.

Consolidation Policies

The consolidated statement of financial condition includes the accounts of Stifel Nicolaus and its subsidiaries. We also have investments or interests in other entities for which we must evaluate whether to consolidate by determining whether we have a controlling financial interest or are considered to be the primary beneficiary. In determining whether to consolidate these entities, we evaluate whether the entity is a voting interest entity or a variable interest entity ("VIE").

Voting Interest Entity. Voting interest entities are entities that have (i) total equity investment at risk sufficient to fund expected future operations independently, and (ii) equity holders who have the obligation to absorb losses or receive residual returns and the right to make decisions about the entity's activities. We consolidate voting interest entities when we determine that there is a controlling financial interest, usually ownership of all, or a majority of, the voting interest.

Variable Interest Entity. VIEs are entities that lack one or more of the characteristics of a voting interest entity. We are required to consolidate VIEs in which we are deemed to be the primary beneficiary. The primary beneficiary is defined as the entity that has a variable interest, or a combination of variable interests, that maintains control and receives benefits or will absorb losses that are not pro rata with its ownership interests.

We determine whether we are the primary beneficiary of a VIE by first performing a qualitative analysis of the VIE's control structure, expected benefits and losses and expected residual returns. This analysis includes a review of, among other factors, the VIE's capital structure, contractual terms, which interests create or absorb benefits or losses, variability, related party relationships, and the design of the VIE. Where a qualitative analysis is not conclusive, we perform a quantitative analysis. We reassess our initial evaluation of an entity as a VIE and our initial determination of whether we are the primary beneficiary of a VIE upon the occurrence of certain reconsideration events. See Note 16 for additional information on variable interest entities.

NOTE 2 – Summary of Significant Accounting Policies

Cash and Cash Equivalents

We consider money market mutual funds and highly liquid investments with original maturities of three months or less that are not segregated to be cash equivalents. Cash and cash equivalents include money market mutual funds and deposits with banks.

Cash Segregated for Regulatory Purposes

We are subject to Rule 15c3-3 under the Securities Exchange Act of 1934, which requires our company to maintain cash or qualified securities in a segregated reserve account for the exclusive benefit of its clients. In accordance with Rule 15c3-3, our company has portions of its cash segregated for the exclusive benefit of clients at December 31, 2012.

Brokerage Client Receivables, net

Brokerage client receivables, primarily consisting of amounts due on cash and margin transactions collateralized by securities owned by clients, are charged interest at rates similar to other such loans made throughout the industry. The receivables are reported at their outstanding principal balance net of allowance for doubtful accounts. When a brokerage client receivable is considered to be impaired, the amount of the impairment is generally measured based on the fair value of the securities acting as collateral, which is measured based on current prices from independent sources such as listed market prices or broker-dealer price quotations. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the consolidated statement of financial condition.

Securities Borrowed and Securities Loaned

Securities borrowed require our company to deliver cash to the lender in exchange for securities and are included in receivables from brokers, dealers, and clearing organizations in the consolidated statement of financial condition. For securities loaned, we receive collateral in the form of cash in an amount equal to the market value of securities loaned. Securities loaned are included in payables to brokers, dealers, and clearing organizations in the consolidated statement of financial condition. We monitor the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Fees received or paid are recorded in interest revenue or interest expense.

Substantially all of these transactions are executed under master netting agreements, which gives us right of offset in the event of counterparty default; however, such receivables and payables with the same counterparty are not set-off in the consolidated statement of financial condition.

Securities Purchased Under Agreements to Resell

Securities purchased under agreements to resell ("resale agreements") are collateralized financing transactions that are recorded at their contractual amounts plus accrued interest. We obtain control of collateral with a market value equal to or in excess of the principal amount loaned and accrued interest under resale agreements. As of December 31, 2012, we have entered into these agreements with one major financial institution. These agreements are short-term in nature and are collateralized by U.S. government agency securities. We value collateral on a daily basis, with additional collateral obtained when necessary to minimize the risk associated with this activity.

Financial Instruments

We measure certain financial assets and liabilities at fair value on a recurring basis, including cash equivalents, trading securities owned, investments and trading securities sold, but not yet purchased. Other than those separately discussed in the notes to the consolidated statement of financial condition, the remaining financial instruments are generally short-term in nature and their carrying values approximate fair value.

Fair Value Hierarchy

The fair value of a financial instrument is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. "the exit price") in an orderly transaction between market participants at the measurement date. We have categorized our financial instruments measured at fair value into a three-level classification in accordance with Topic 820, "*Fair Value Measurement and Disclosures*," which established a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable

inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from independent sources. Unobservable inputs reflect our assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The hierarchy is broken down into three levels based on the transparency of inputs as follows:

Level 1 – Quoted prices (unadjusted) are available in active markets for identical assets or liabilities as of the measurement date. A quoted price for an identical asset or liability in an active market provides the most reliable fair value measurement because it is directly observable to the market.

Level 2 – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the measurement date. The nature of these financial instruments include instruments for which quoted prices are available but traded less frequently, derivative instruments whose fair value have been derived using a model where inputs to the model are directly observable in the market, or can be derived principally from or corroborated by observable market data, and instruments that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level 3 – Instruments that have little to no pricing observability as of the measurement date. These financial instruments do not have two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

Valuation of Financial Instruments

When available, we use observable market prices, observable market parameters, or broker or dealer prices (bid and ask prices) to derive the fair value of financial instruments. In the case of financial instruments transacted on recognized exchanges, the observable market prices represent quotations for completed transactions from the exchange on which the financial instrument is principally traded.

A substantial percentage of the fair value of our trading securities and other investments owned, trading securities pledged as collateral, and trading securities sold, but not yet purchased, are based on observable market prices, observable market parameters, or derived from broker or dealer prices. The availability of observable market prices and pricing parameters can vary from product to product. Where available, observable market prices and pricing or market parameters in a product may be used to derive a price without requiring significant judgment. In certain markets, observable market prices or market parameters are not available for all products, and fair value is determined using techniques appropriate for each particular product. These techniques involve some degree of judgment.

For investments in illiquid or privately held securities that do not have readily determinable fair values, the determination of fair value requires us to estimate the value of the securities using the best information available. Among the factors we consider in determining the fair value of investments are the cost of the investment, terms and liquidity, developments since the acquisition of the investment, the sales price of recently issued securities, the financial condition and operating results of the issuer, earnings trends and consistency of operating cash flows, the long-term business potential of the issuer, the quoted market price of securities with similar quality and yield that are publicly traded, and other factors generally pertinent to the valuation of investments. In instances where a security is subject to transfer restrictions, the value of the security is based primarily on the quoted price of a similar security without restriction but may be reduced by an amount estimated to reflect such restrictions. The fair value of these investments is subject to a high degree of volatility and may be susceptible to significant fluctuation in the near term and the differences could be material.

The degree of judgment used in measuring the fair value of financial instruments generally correlates to the level of pricing observability. Pricing observability is impacted by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established and the characteristics specific to the transaction. Financial instruments with readily available active quoted prices for which fair value can be measured from actively quoted prices generally will have a higher degree of pricing observability and a lesser degree of judgment used in measuring fair value. Conversely, financial instruments rarely traded or not quoted will generally have less, or no, pricing observability and a higher degree of judgment used in measuring fair value. See Note 4 for additional information on how we value our financial instruments.

Investments

We report changes in fair value of marketable and non-marketable securities based on guidance provided by the AICPA Audit and Accounting Guide, "Brokers and Dealers in Securities." The fair value of marketable investments is generally based on either quoted market or dealer prices. The fair value of non-marketable securities is based on management's estimate using the best information available, which generally consists of quoted market prices for similar securities and internally developed discounted cash flow models.

Investments in the consolidated statement of financial condition contain investments in securities that are marketable and securities that are not readily marketable. These investments are not included in our trading inventory and represent the acquiring and disposing of debt or equity instruments for our benefit and not for resale to our customers.

Goodwill and Intangible Assets

Goodwill represents the cost of acquired businesses in excess of the fair value of the related net assets acquired. We test goodwill for impairment on an annual basis and on an interim basis when certain events or circumstances exist. We test for impairment at the reporting unit level, which is generally at the level of or one level below our company's business segments. For both the annual and interim tests, we have the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If after assessing the totality of events or circumstances, we determine it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, then performing the two-step impairment test is not required. However, if we conclude otherwise, we are then required to perform the first step of the two-step impairment test. Goodwill impairment is determined by comparing the estimated fair value of a reporting unit with its respective carrying value. If the estimated fair value exceeds the carrying value, goodwill at the reporting unit level is not deemed to be impaired. If the estimated fair value is below carrying value, however, further analysis is required to determine the amount of the impairment. Additionally, if the carrying value of a reporting unit is zero or a negative value and it is determined that it is more likely than not the goodwill is impaired, further analysis is required. The estimated fair values of the reporting units are derived based on valuation techniques we believe market participants would use for each of the reporting units. We have elected July 31 as our annual impairment testing date.

Identifiable intangible assets, which are amortized over their estimated useful lives, are tested for potential impairment whenever events or changes in circumstances suggest that the carrying value of an asset or asset group may not be fully recoverable. See Note 6 for further discussion.

Loans and Advances

We offer transition pay, principally in the form of upfront loans, to financial advisors and certain key revenue producers as part of our company's overall growth strategy. These loans are generally forgiven by a charge to compensation and benefits over a five- to ten-year period if the individual satisfies certain conditions, usually based on continued employment and certain performance standards. We monitor and compare individual financial advisor production to each loan issued to ensure future recoverability. If the individual leaves before the term of the loan expires or fails to meet certain performance standards, the individual is required to repay the balance. In determining the allowance for doubtful receivables from former employees, management considers the facts and circumstances surrounding each receivable, including the amount of the unforgiven balance, the reasons for the terminated employment relationship, and the former employees' overall financial positions.

Securities Sold Under Agreements to Repurchase

Securities sold under agreements to repurchase ("repurchase agreements") are collateralized financing transactions that are recorded at their contractual amounts plus accrued interest. We make delivery of securities sold under agreements to repurchase and monitor the value of collateral on a daily basis. When necessary, we will deliver additional collateral.

Legal Loss Allowances

We record loss allowances related to legal proceedings resulting from lawsuits and arbitrations, which arise from our business activities. Some of these lawsuits and arbitrations claim substantial amounts, including punitive damage claims. Management has determined that it is likely that the ultimate resolution of certain of these claims will result in losses to our company. We have, after consultation with outside legal counsel and consideration of facts currently known by management, recorded estimated losses to the extent we believe certain claims are

probable of loss and the amount of the loss can be reasonably estimated. This determination is inherently subjective, as it requires estimates that are subject to potentially significant revision as more information becomes available and due to subsequent events. Factors considered by management in estimating our liability is the loss and damages sought by the claimant/plaintiff, the merits of the claim, the amount of loss in the client's account, the possibility of wrongdoing on the part of the employee of our company, the total cost of defending the litigation, the likelihood of a successful defense against the claim, and the potential for fines and penalties from regulatory agencies. Results of litigation and arbitration are inherently uncertain, and management's assessment of risk associated therewith is subject to change as the proceedings evolve. After discussion with counsel, management, based on its understanding of the facts, accrues what they consider appropriate to provide loss allowances for certain claims, which is included in accounts payable and accrued expenses on the consolidated statement of financial condition.

Income Taxes

We are included in the consolidated federal and certain state income tax returns filed by the Parent. Our portion of the consolidated current income tax liability, computed on a separate return basis pursuant to a tax sharing agreement and our stand-alone tax liability or receivable are included in the consolidated statement of financial condition.

We compute income taxes using the asset and liability method, under which deferred income taxes are provided for the temporary differences between the financial statement carrying amounts and the tax basis of our company's assets and liabilities. We establish a valuation allowance for deferred tax assets if it is more likely than not that these items will either expire before we are able to realize their benefits, or that future deductibility is uncertain.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated statement of financial condition from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. We recognize interest and penalties related to income tax matters in income tax expense. See Note 14 for further information regarding income taxes.

Recently Adopted Accounting Guidance

Goodwill Impairment Testing

In September 2011, the Financial Accounting Standards Board ("FASB") issued Update No. 2011-08 "*Testing Goodwill for Impairment,*" which amends Topic 350 "*Intangibles – Goodwill and Other.*" This update permits entities to make a qualitative assessment of whether it is more likely than not that a reporting unit's fair value is less than its carrying amount before applying the two-step goodwill impairment test. If an entity concludes that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, it would not be required to perform the two-step impairment test for that reporting unit. This update is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011 (January 1, 2012 for our company), with early adoption permitted. The adoption of the new guidance did not have a material impact on our consolidated statement of financial condition.

Fair Value of Financial Instruments

In February 2013, the FASB issued Update No. 2013-03. "*Clarifying the Scope and Applicability of a Particular Disclosure to Nonpublic Entities*" (Updated No. 2013-03), which clarifies that the requirement within FASB Update No. 2011-04, "*Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*" to disclose "the level of the fair value hierarchy within which the fair value measurements are categorized in their entirety (Level 1, 2, or 3)" does not apply to nonpublic entities for items that are not measured at fair value in the statement of financial position but for which fair value is disclosed. This guidance is effective upon issuance.

Reconsideration of Effective Control for Repurchase Agreements

In April 2011, the FASB issued Update No. 2011-03, "*Transfers and Servicing (Topic 860): Reconsideration of Effective Control for Repurchase Agreements,*" which removes the requirement to consider whether sufficient collateral is held when determining whether to account for repurchase agreements and other agreements that both entitle and obligate the transferor to repurchase or redeem financial assets before their maturity as sales or as secured financings. This guidance is effective for interim and annual reporting periods

beginning on or after December 15, 2011 (January 1, 2012 for our company). The adoption of this new guidance did not have a material impact on our consolidated statement of financial condition.

Recently Issued Accounting Guidance

Indefinite-Lived Assets Impairment Testing

In July 2012, the FASB issued Update No. 2012-02, *"Testing Indefinite-Lived Intangible Assets for Impairment,"* which permits entities to make a qualitative assessment of whether it is more likely than not that an indefinite-lived asset is impaired. If an entity concludes that it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount, it would not be required to perform a quantitative assessment. The update also allows an entity the option to bypass the qualitative assessment for any indefinite-lived intangible asset in any period and proceed directly to performing the quantitative impairment test. This guidance is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012 (January 1, 2013 for our company) with early adoption permitted. The adoption of this new guidance will not have a material impact on our consolidated statement of financial condition.

Disclosures about Offsetting Assets and Liabilities

In December 2011, the FASB issued Update No. 2011-11, *"Disclosures about Offsetting Assets and Liabilities,"* which enhance disclosures by requiring improved information about financial and derivative instruments that are either 1) offset (netting assets and liabilities) in accordance with Topic 210 *"Balance Sheet,"* and Topic 815, *"Derivatives and Hedging* or 2) subject to an enforceable master netting arrangement or similar agreement. This guidance is effective for interim and annual reporting periods beginning on or after January 1, 2013 (January 1, 2013 for our company), and requires retrospective disclosures for comparative periods presented. We are currently evaluating the impact the new guidance will have on our consolidated statement of financial condition.

NOTE 3 – Receivables From and Payables to Brokers, Dealers and Clearing Organizations

Amounts receivable from brokers, dealers and clearing organizations at December 31, 2012, included *(in thousands)*:

Deposits paid for securities borrowed	$	153,819
Receivable from clearing organizations		113,884
Securities failed to deliver		6,409
	$	274,112

Amounts payable to brokers, dealers and clearing organizations at December 31, 2012, included *(in thousands)*:

Deposits received from securities loaned	$	19,218
Payable to clearing organizations		9,246
Securities failed to receive		4,747
	$	33,211

Deposits paid for securities borrowed approximate the market value of the securities. Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received on settlement date.

NOTE 4 – Fair Value Measurements

We measure certain financial assets and liabilities at fair value on a recurring basis, including cash equivalents, trading securities owned, investments and trading securities sold, but not yet purchased.

Following are descriptions of the valuation methodologies and key inputs used to measure financial assets and liabilities recorded at fair value. The descriptions include an indication of the level of the fair value hierarchy in which the assets or liabilities are classified.

Cash Equivalents

Cash equivalents include money market mutual funds and highly liquid investments with original maturities of three months or less. Actively traded money market funds are measured at their net asset value, which approximates fair value, and classified as Level 1.

Trading Securities

When available, the fair value of financial instruments are based on quoted prices (unadjusted) in active markets and reported in Level 1. Level 1 financial instruments include highly liquid instruments with quoted prices (unadjusted), such as equities listed in active markets, certain corporate obligations and U.S. treasury securities.

If quoted prices are not available, fair values are obtained from pricing services, broker quotes, or other model-based valuation techniques with observable inputs such as the present value of estimated cash flows and reported as Level 2. The nature of these financial instruments include instruments for which quoted prices are available but traded less frequently, instruments whose fair value have been derived using a model where inputs to the model are directly observable in the market, or can be derived principally from or corroborated by observable market data, and instruments that are fair valued using other financial instruments, the parameters of which can be directly observed. Level 2 financial instruments generally include equity securities not actively traded, corporate obligations infrequently traded, certain government agency securities and certain municipal obligations.

Level 3 financial instruments have little to no pricing observability as of the report date. These financial instruments do not have active two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation. We have identified Level 3 financial instruments to include certain corporate obligations with unobservable pricing inputs. We value these financial instruments, where there was less frequent or nominal market activity or when we were able to obtain only a single broker quote, using prices from comparable securities.

Investments

Investments in certain public companies and mutual funds are valued based on quoted prices (unadjusted) in active markets and reported in Level 1. Investments in certain private equity securities and corporate obligations with unobservable inputs and auction-rate securities ("ARS") for which the market has been dislocated and largely ceased to function are reported as Level 3 assets. Investments in certain equity securities and corporate obligations with unobservable inputs are valued using management's best estimate of fair value, where the inputs require significant management judgment. ARS are valued based upon our expectations of issuer redemptions and are valued using internal models.

Trading Securities Sold, But Not Yet Purchased

Trading securities sold but not purchased are recorded at fair value based on quoted prices in active markets and other observable market data are reported as Level 1. Trading securities sold but not yet purchased include highly liquid instruments with quoted prices such as certain U.S. treasury securities, corporate bonds, and equities listed in active markets.

If quoted prices are not available, fair values are obtained from pricing services, broker quotes, or other model-based valuation techniques with observable inputs such as the present value of estimated cash flows and reported as Level 2. The nature of these financial instruments include instruments for which quoted prices are available but traded less frequently, instruments whose fair value have been derived using a model where inputs to the model are directly observable in the market, or can be derived principally from or corroborated by observable market data, and instruments that are fair valued using other financial instruments, the parameters of which can be directly observed. Level 2 financial instruments generally include certain U.S. government agency securities, certain equity securities not actively traded, certain corporate bonds, and certain municipal securities.

The following table summarizes the valuation of our financial instruments by pricing observability levels as of December 31, 2012 *(in thousands)*:

	Total	Level 1	Level 2	Level 3
Assets:				
Cash equivalents	**$ 4**	$ 4	$ —	$ —
Trading securities owned:				
U.S. government agency securities	**123,758**	—	123,758	—
U.S. government securities	**3,573**	3,573	—	—
Corporate securities:				
Fixed income securities	**396,878**	66,795	329,500	583
Equity securities	**26,704**	24,882	1,822	—
State and municipal securities	**203,927**	—	203,927	—
Total trading securities owned	**754,840**	95,250	659,007	583
Investments:				
Corporate equity securities	**4,184**	4,184	—	—
Mutual funds	**18,021**	18,021	—	—
Auction rate securities:				
Equity securities	**64,347**	—	—	64,347
Municipal securities	**14,067**	—	—	14,067
Other	**6,429**	—	6	6,423
Total investments	**107,048**	22,205	6	84,837
	$ 861,892	$ 117,459	$ 659,013	$ 85,420
Liabilities:				
Trading securities sold, but not yet purchased:				
U.S. government securities	**$ 162,661**	$ 162,661	$ —	$ —
U.S. government agency securities	**15**	—	15	—
Corporate securities:				
Fixed income securities	**150,698**	46,274	104,424	—
Equity securities	**4,861**	4,516	345	—
State and municipal securities	**87**	—	87	—
	$ 318,322	$ 213,451	$ 104,871	$ —

The following table summarizes the changes in fair value carrying values associated with Level 3 financial instruments during the year ended December 31, 2012 *(in thousands)*:

		Investments		
	Corporate Fixed Income Securities [1]	Auction-Rate Securities – Equity	Auction-Rate Securities – Municipal	Other
Balance at January 1, 2012	**$ 3,742**	**$ 102,138**	**$ 7,978**	**$ 6,524**
Unrealized gains/(losses) [2]	42	21	(207)	395
Realized gains [2]	282	—	—	—
Purchases	27,337	4,388	10,501	652
Sales	(25,663)	—	—	(1,148)
Redemptions	(443)	(42,200)	(4,205)	—
Transfers:				
Into Level 3	2,687	—	—	—
Out of Level 3	(7,401)	—	—	—
Net change	(3,159)	(37,791)	6,089	(101)
Balance at December 31, 2012	**$ 583**	**$ 64,637**	**$ 14,067**	**$ 6,423**

(1) Included in trading securities owned in the consolidated statement of financial condition.

(2) Realized gains and unrealized gains/(losses) are reported in other income in the consolidated statement of operations.

The results included in the table above are only a component of the overall investment strategies of our company. The table above does not present Level 1 or Level 2 valued assets or liabilities. The changes to our company's Level 3 classified instruments were principally a result of: purchases of ARS from our customers, unrealized gains and losses, and redemptions of ARS at par during the year ended December 31, 2012.

Transfers Within the Fair Value Hierarchy

We assess our financial instruments on a quarterly basis to determine the appropriate classification within the fair value hierarchy. Transfers between fair value classifications occur when there are changes in pricing observability levels. Transfers of financial instruments among the levels are deemed to occur at the beginning of the reporting period. There were $12.8 million of transfers of financial assets from Level 2 to Level 1 during the year ended December 31, 2012 primarily related to tax-exempt securities for which market trades were observed that provided transparency into the valuation of these assets. There were $23.3 million of transfers of financial assets from Level 1 to Level 2 during the year ended December 31, 2012 primarily related to tax-exempt securities for which there were low volumes of recent trade activity observed. There were $7.4 million of transfers of financial assets from Level 3 to Level 2 during the year ended December 31, 2012 related to corporate fixed income securities for which market trades were observed that provided transparency into the valuation of these assets. There were $2.7 million of transfers of financial assets into Level 3 during the year ended December 31, 2012 related to corporate fixed income securities for which there were low volumes of recent trade activity observed.

The following table summarizes quantitative information related to the significant unobservable inputs utilized in our company's Level 3 recurring fair value measurements as of December 31, 2012.

	Valuation technique	Unobservable input	Range	Weighted average
Investments:				
Auction rate securities:				
Equity securities	Discounted cash flow	Discount rate	1.6% of par – 12.1% of par	7.2% of par
		Workout period	1 – 3 years	2.8 years
Municipal securities	Discounted cash flow	Discount rate	0.5% of par – 10.3% of par	5.8% of par
		Workout period	1 – 4 years	2.6 years

The fair value of certain Level 3 assets was determined using various methodologies as appropriate, including third-party pricing vendors, broker quotes and market and income approaches. These inputs are evaluated for reasonableness through various procedures, including due diligence reviews of third-party pricing vendors, variance analyses, consideration of current market environment and other analytical procedures.

The fair value for our auction-rate securities was determined using an income approach based on an internally developed discounted cash flow model. The discounted cash flow model utilizes two significant unobservable inputs: discount rate and workout period. The discount rate was calculated using credit spreads of the underlying collateral or similar securities. The workout period was based on an assessment of publicly available information on efforts to re-establish functioning markets for these securities and our company's own redemption experience. Significant increases in any of these inputs in isolation would result in a significantly lower fair value. On an on-going basis, management verifies the fair value by reviewing the appropriateness of the discounted cash flow model and its significant inputs.

Fair Value of Financial Instruments

The following reflects the fair value of financial instruments whether or not recognized in the consolidated statement of financial condition at fair value at December 31, 2012 *(in thousands)*.

	Carrying Amount	Estimated Fair Value
Financial assets		
Cash and cash equivalents	$ 59,586	$ 59,586
Cash segregated for regulatory purposes	128,031	128,031
Securities purchased under agreements to resell	158,695	158,695
Trading securities owned	754,840	754,840
Investments	107,048	107,048
Financial liabilities		
Securities sold under agreements to repurchase	$ 140,346	$ 140,346
Trading securities sold, but not yet purchased	318,322	318,322
Liabilities subordinated to the claims of general creditors	40,318	32,832

The following, as supplemented by the discussion above, describes the valuation techniques used in estimating the fair value of our financial instruments as of December 31, 2012.

Financial Assets

Securities Purchased Under Agreements to Resell

Securities purchased under agreements to resell are collateralized financing transactions that are recorded at their contractual amounts plus accrued interest. The carrying value at December 31, 2012 approximates fair value due to the short-term nature.

Financial Liabilities

Securities Sold Under Agreements to Repurchase

Securities sold under agreements to repurchase are collateralized financing transactions that are recorded at their contractual amounts plus accrued interest. The carrying value at December 31, 2012 approximates fair value due to the short-term nature.

Liabilities Subordinated to Claims of General Creditors

The fair value of subordinated debt was measured using the interest rates commensurate with borrowings of similar terms.

These fair value disclosures represent our best estimates based on relevant market information and information about the financial instruments. Fair value estimates are based on judgments regarding future expected losses, current economic conditions, risk characteristics of the various instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in the above methodologies and assumptions could significantly affect the estimates.

NOTE 5 – Trading Securities Owned and Trading Securities Sold, But Not Yet Purchased

The components of trading securities owned and trading securities sold, but not yet purchased at December 31, 2012 are as follows *(in thousands)*:

Trading securities owned:		
U.S. government agency securities	$	123,758
U.S. government securities		3,573
Corporate securities:		
Fixed income securities		396,878
Equity securities		26,704
State and municipal securities		203,927
	$	**754,840**
Trading securities sold, but not yet purchased:		
U.S. government securities	$	162,661
U.S. government agency securities		15
Corporate securities:		
Fixed income securities		150,698
Equity securities		4,861
State and municipal securities		87
	$	**318,322**

At December 31, 2012, trading securities owned in the amount of $607.6 million were pledged as collateral for our repurchase agreements and short-term borrowings.

Trading securities sold, but not yet purchased represent obligations of our company to deliver the specified security at the contracted price, thereby creating a liability to purchase the security in the market at prevailing prices in future periods. We are obligated to acquire the securities sold short at prevailing market prices, which may exceed the amount reflected in the consolidated statement of financial condition.

NOTE 6 – Goodwill and Intangible Assets

We test goodwill for impairment on an annual basis and on an interim basis when certain events or circumstances exist. We test for impairment at the reporting unit level, which is an operating segment or one level below an operating segment. For both the annual and interim tests, we have the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If after assessing the totality of events or circumstances, we determine it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, then performing the two-step impairment test is not required. However, if we conclude otherwise, we are then required to perform the first step of the two-step impairment test. Goodwill impairment is determined by comparing the estimated fair value of a reporting unit with its respective carrying value. If the estimated fair value exceeds the carrying value, goodwill at the reporting unit level is not deemed to be impaired.

If the estimated fair value is below carrying value, however, further analysis is required to determine the amount of the impairment. Additionally, if the carrying value of a reporting unit is zero or a negative value and it is determined that it is more likely than not the goodwill is impaired, further analysis is required. The estimated fair values of the reporting units are derived based on valuation techniques we believe market participants would use for each of the reporting units. Our annual goodwill impairment testing was completed as of July 31, 2012, with no impairment identified.

The carrying amount of goodwill and intangible assets is presented in the following table *(in thousands)*:

Goodwill		
Balance at January 1, 2012	**$**	**277,295**
Net additions		2,747
Balance at December 31, 2012	**$**	**280,042**
Intangible assets		
Balance at January 1, 2012	**$**	**30,422**
Amortization of intangible assets		(4,693)
Balance at December 31, 2012	**$**	**25,729**

The additions to goodwill and intangible assets during the year ended December 31, 2012 are primarily attributable to the acquisition of Stone & Youngberg.

Intangible assets subject to amortization as of December 31, 2012 were as follows *(in thousands)*:

		Gross carrying value		**Accumulated Amortization**		**Net**
Customer relationships	$	36,016	$	17,736	$	18,280
Trade name		9,442		2,023		7,419
Investment banking backlog		2,250		2,220		30
	$	**47,708**	**$**	**21,979**	**$**	**25,729**

The weighted-average remaining lives of the following intangible assets at December 31, 2012 are: customer relationships 5.7 years; and trade name 7.3 years. The investment banking backlog will be amortized over their estimated lives, which we expect to be within the next 12 months.

NOTE 7 – Short-Term Borrowings

Our short-term financing is generally obtained through short-term bank line financing on an uncommitted, secured basis and securities lending arrangements. We borrow from various banks on a demand basis with company-owned and customer securities pledged as collateral. The value of customer-owned securities used as collateral is not reflected in the consolidated statement of financial condition. Our uncommitted secured lines of credit at December 31, 2012 totaled $680.0 million with four banks and are dependent on having appropriate collateral, as determined by the bank agreements, to secure an advance under the line. The availability of our uncommitted lines are subject to approval by the individual banks each time an advance is requested and may be denied. Our peak daily borrowing was $473.7 million during the year ended December 31, 2012. There are no compensating balance requirements under these arrangements.

At December 31, 2012, short-term borrowings from banks were $304.7 million at an average rate of 1.14%, which were collateralized by company-owned securities valued at $530.7 million. The average bank borrowing was $184.4 million for the year ended December 31, 2012 at a weighted average daily interest rate of 1.10%.

At December 31, 2012, we had a stock loan balance of $19.2 million at a weighted average daily interest rate of 0.24%. The average outstanding securities lending arrangements utilized in financing activities was $137.3 million for the year ended December 31, 2012 at a weighted average daily effective interest rate of 0.16%. Customer-owned securities were utilized in these arrangements.

NOTE 8 – Liabilities Subordinated to Claims of General Creditors

As discussed in Note 12, we have a deferred compensation plan available to financial advisors who achieve a certain level of production whereby a certain percentage of their earnings are deferred as defined by the Plan, a portion of which is deferred in stock units and the balance into optional investment choices. We obtained approval from FINRA and its predecessor, the New York Stock Exchange, to subordinate the liability for future payments to financial advisors for that portion of compensation not deferred in the Parent's stock units. We issued cash subordination agreements to participants in the plan pursuant to provisions of Appendix D of Securities and Exchange Act Rule 15c3-1. In addition, we entered into a $35.0 million subordinated loan agreement with the Parent, as approved by FINRA. The loan is callable on September 30, 2035 and bears interest at a floating rate equal to three-month LIBOR plus 1.70% per annum.

We included in our computation of net capital at December 31, 2012 the following *(in thousands)*:

Lender	Due date	Amount due
Various Financial Advisors	January 31, 2013	$ 2,187
Various Financial Advisors	January 31, 2014	3,131
Stifel Financial Corp.	September 30, 2035	35,000
		$ 40,318

At December 31, 2012, the fair value of the liabilities subordinated to claims of general creditors using interest rates commensurate with borrowings of similar terms was $32.8 million.

NOTE 9 – Commitments, Guarantees and Contingencies

Broker-Dealer Commitments and Guarantees

In the normal course of business, we enter into underwriting commitments. Settlement of transactions relating to such underwriting commitments, which were open at December 31, 2012, had no material effect on the consolidated statement of financial condition.

In connection with margin deposit requirements of The Options Clearing Corporation, we pledged customer-owned securities valued at $52.2 million to satisfy the minimum margin deposit requirement of $109.7 million at December 31, 2012.

In connection with margin deposit requirements of the National Securities Clearing Corporation, we deposited $17.0 million in cash at December 31, 2012, which satisfied the minimum margin deposit requirements of $13.2 million.

We also provide guarantees to securities clearinghouses and exchanges under their standard membership agreement, which requires members to guarantee the performance of other members. Under the agreement, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. Our company's liability under these agreements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for our company to make payments under these arrangements is considered remote. Accordingly, no liability has been recognized for these arrangements.

Concentration of Credit Risk

We provide investment, capital-raising and related services to a diverse group of domestic customers, including governments, corporations, and institutional and individual investors. Our company's exposure to credit risk associated with the non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes. This exposure is measured on an individual customer basis and on a group basis for customers that share similar attributes. To reduce the potential for risk concentrations, counterparty credit limits have been implemented for certain products and are continually monitored in light of changing customer and market conditions. As of December 31, 2012, we did not have significant concentrations of credit risk with any one customer or counterparty, or any group of customers or counterparties.

Operating leases

We have non-cancelable operating leases for office space and equipment. Future minimum commitments under these operating leases at December 31, 2012 are as follows *(in thousands)*:

2013	$	52,996
2014		47,313
2015		40,569
2016		32,252
2017		23,134
Thereafter		38,773
	$	**235,037**

Note 10 – Legal Proceedings

Our company and its subsidiaries are named in and subject to various proceedings and claims arising primarily from our securities business activities, including lawsuits, arbitration claims, class actions, and regulatory matters. Some of these claims seek substantial compensatory, punitive, or indeterminate damages. Our company and its subsidiaries are also involved in other reviews, investigations, and proceedings by governmental and self-regulatory organizations regarding our business, which may result in adverse judgments, settlements, fines, penalties, injunctions, and other relief. We are contesting the allegations in these claims, and we believe that there are meritorious defenses in each of these lawsuits, arbitrations, and regulatory investigations. In view of the number and diversity of claims against the company, the number of jurisdictions in which litigation is pending, and the inherent difficulty of predicting the outcome of litigation and other claims, we cannot state with certainty what the eventual outcome of pending litigation or other claims will be.

We have established reserves for potential losses that are probable and reasonably estimable that may result from pending and potential legal actions, investigations and regulatory proceedings. In many cases, however, it is inherently difficult to determine whether any loss is probable or even possible or to estimate the amount or range of any potential loss, particularly where proceedings may be in relatively early stages or where plaintiffs are seeking substantial or indeterminate damages. Matters frequently need to be more developed before a loss or range of loss can reasonably be estimated.

In our opinion, based on currently available information, review with outside legal counsel, and consideration of amounts provided for in our consolidated financial statements with respect to these matters, including the matters described below, the ultimate resolution of these matters will not have a material adverse impact on our financial position and results of operations. However, resolution of one or more of these matters may have a material effect on the results of operations in any future period, depending upon the ultimate resolution of those matters and depending upon the level of income for such period. For matters where a reserve has not been established and for which we believe a loss is reasonably possible, as well as for matters where a reserve has been recorded but for which an exposure to loss in excess of the amount accrued is reasonably possible, based on currently available information, we believe that such losses will not have a material effect on our consolidated financial statements.

SEC/Wisconsin Lawsuit

The SEC filed a civil lawsuit against our company in U.S. District Court for the Eastern District of Wisconsin on August 10, 2011. The action arises out of our role in investments made by five Southeastern Wisconsin school districts (the "school districts") in transactions involving collateralized debt obligations ("CDOs"). These transactions are described in more detail below in connection with the civil lawsuit filed by the school districts. The SEC has asserted claims under Section 15c(1)(A), Section 10b and Rule 10b-5 of the Exchange Act and Sections 17a(1), 17a(2) and 17a(3) of the Securities Act. The claims are based upon both alleged misrepresentations and omissions in connection with the sale of the CDOs to the school districts, as well as the allegedly unsuitable nature of the CDOs. On October 31, 2011, we filed a motion to dismiss the action for failure to state a claim. The District Court granted in part and denied in part our motion to dismiss, and as a result the SEC has amended its complaint. We believe, based upon currently available information and review with outside counsel, that we have meritorious defenses to the SEC's lawsuit and intend to vigorously defend the SEC's claims.

We were named in a civil lawsuit filed in the Circuit Court of Milwaukee, Wisconsin (the "Wisconsin State Court") on September 29, 2008. The lawsuit was filed against our company, the Parent, as well as Royal Bank of

Canada Europe Ltd. ("RBC"), and certain other RBC entities (collectively the "RBC entities") by the school districts and the individual trustees for other post-employment benefit ("OPEB") trusts established by those school districts (collectively the "Plaintiffs"). This lawsuit relates to the same transactions that are the subject of the SEC action noted above. We entered into a settlement of the Plaintiffs' lawsuit against our company in March, 2012. The settlement provides the potential for the Plaintiffs to obtain significant additional damages from the RBC entities. The school districts are continuing their lawsuit against RBC, and we are pursuing claims against the RBC entities to recover payments we have made to the school districts and for amounts owed to the OPEB trusts. Subsequent to the settlement, RBC asserted claims against the school districts, and our company for fraud, negligent misrepresentation, strict liability misrepresentation and information negligently provided for the guidance of others based upon our role in connection with the school districts' purchase of the CDOs. RBC has also asserted claims against our company for civil conspiracy and conspiracy to injure in business based upon our company's settlement with the school districts and pursuit of claims against the RBC entities. We believe we have meritorious legal and factual defenses to the claims asserted by RBC and we intend to vigorously defend those claims.

EDC Bond Issuance Matter

On January 16, 2012, our company and the Parent were named as defendants in a suit filed in Wisconsin state court with respect to our role as initial purchaser in a $50.0 million bond offering under Rule 144A in January 2008. The bonds were issued by the Lake of the Torches Economic Development Corporation ("EDC") in connection with certain new financing for the construction of a proposed new casino, as well as refinancing of indebtedness involving Lac Du Flambeau Band of Lake Superior Chippewa Indians (the "Tribe"), who are also defendants in the action, together with Godfrey & Kahn, S.C. ("G&K") who served as both issuer's counsel and bond counsel in the transaction. In an action in federal court in Wisconsin related to the transaction, EDC was successful in its assertion that the bond indenture was void as an unapproved "management contract" under National Indian Gaming Commission regulations, and that accordingly the Tribe's waiver of sovereign immunity contained in the indenture was void. After a remand from the Seventh Circuit Court of Appeals, a new federal action continues regarding the validity of the bond documents other than the bond indenture, and our company and the Parent are defendants in this new federal action.

Saybrook Tax Exempt Investors LLC, a qualified institutional buyer and the sole bondholder through its special purpose vehicle LDF Acquisition LLC (collectively, "Saybrook"), and Wells Fargo Bank, NA ("Wells Fargo"), indenture trustee for the bonds (collectively, "plaintiffs"), also brought a Wisconsin state court suit against EDC, our company and G&K, based on alleged misrepresentations about the enforceability of the indenture and the bonds and the waiver of sovereign immunity. The parties have agreed to stay the state court action until the federal court rules on whether it has jurisdiction over the new federal action. Saybrook is the plaintiff in the new federal action and in the state court action. The plaintiffs allege that G&K represented in various legal opinions issued in the transaction, as well as in other documents associated with the transaction, that (i) the bonds and indenture were legally enforceable obligations of EDC and (ii) EDC's waivers of sovereign immunity were valid. The claims asserted against us are for breaches of implied warranties of validity and title, securities fraud and statutory misrepresentation under Wisconsin state law, intentional and negligent misrepresentations relating to the validity of the bond documents and the Tribe's waiver of its sovereign immunity. To the extent EDC does not fully perform its obligations to Saybrook pursuant to the bonds, the plaintiffs seek a judgment for rescission, restitutionary damages, including the amounts paid by the plaintiffs for the bonds, and costs; alternatively, the plaintiffs seek to recover damages, costs and attorneys' fees from us. On May 2, 2012, we filed a motion to dismiss all of the claims alleged against our company and the Parent in the new federal court action. The case is currently stayed while the federal court considers whether it has jurisdiction over the lawsuit. If the federal court determines it does not have jurisdiction, the action will continue in Wisconsin state court. While there can be no assurance that we will be successful, we believe we have meritorious legal and factual defenses to the matter, and we intend to vigorously defend the claims.

Lac Courte Orielles Tribal lawsuit

On December 13, 2012, the Lac Courte Oreilles Band of Lake Superior Chippewa Indians of Wisconsin (the "Tribe") filed a civil lawsuit against our company in the Tribe's Tribal Court (the "Tribal Lawsuit"). In December 2006, the Tribe issued two series of taxable municipal bonds as a means of raising revenue to fund various projects (the "2006 Bond Transaction"), including the refinancing of two series of bonds the Tribe issued in 2003. The Complaint alleges that we undertook to advise the Tribe regarding its financing options in 2006 but failed to disclose certain information before the 2006 Bond Transaction. On February 19, 2013 we filed a declaratory judgment action seeking to establish jurisdiction of the Tribal Lawsuit in the United States District

Court for the Western District of Wisconsin. On February 20, 2013, we filed a motion to dismiss the Tribal Lawsuit, challenging the jurisdiction of the Tribal Court. We believe, based upon currently available information and review with outside counsel, that we have meritorious defenses to the Tribe's claims and intend to vigorously defend the allegations.

NOTE 11 – Regulatory and Capital Requirements

We operate in a highly regulated environment and are subject to capital requirements, which may limit distributions to our Parent. Distributions are subject to net capital rules. A broker-dealer that fails to comply with the SEC's Uniform Net Capital Rule (Rule 15c3-1) may be subject to disciplinary actions by the SEC and self-regulatory organizations, such as FINRA, including censures, fines, suspension, or expulsion. We have chosen to calculate our net capital under the alternative method, which prescribes that our net capital shall not be less than the greater of $1.0 million, or two percent of aggregate debit balances (primarily receivables from customers) computed in accordance with the SEC's Customer Protection Rule (Rule 15c3-3).

At December 31, 2012, we had net capital of $411.2 million, which was 77.8% of aggregate debit items and $400.7 million in excess of our minimum required net capital.

NOTE 12 – Employee Incentive, Deferred Compensation and Retirement Plans

Our employees participate in several incentive stock award plans sponsored by the Parent that provide for the granting of stock options, stock appreciation rights, restricted stock, performance awards and stock units to our employees. Awards under our company's incentive stock award plans are granted at market value at the date of grant. Options expire ten years from the date of grant. The awards generally vest ratably over a three- to eight-year vesting period. In addition, our employees participate in the Stifel Nicolaus Wealth Accumulation Plan, as restated, (the "SWAP Plan"), the Stifel Nicolaus Profit Sharing 401(k) Plan (the "Profit Sharing Plan") and the Employee Stock Ownership Plan ("ESOP").

All stock-based compensation plans are administered by the Compensation Committee of the Board of Directors of the Parent, which has the authority to interpret the plans, determine to whom awards may be granted under the plans, and determine the terms of each award.

Deferred Compensation Plans

Certain revenue producers, officers, and key administrative employees of our company are eligible to participate in the SWAP Plan, whereby a certain percentage of their incentive compensation is deferred as defined by the Plan into Parent stock units with a 25% matching contribution by the Parent. Participants may elect to defer up to an additional 15% of their incentive compensation with a 25% matching contribution. Units generally vest over a three- to seven-year period and are distributable upon vesting or at future specified dates. Deferred compensation costs are amortized on a straight-line basis over the vesting period. Elective deferrals are 100% vested.

We maintain a deferred compensation plan for our financial advisors who achieve certain levels of production, whereby they have the option to defer a certain percentage of their gross commissions. As stipulated by the SWAP Plan, the financial advisors have the option to: 1) defer 4% of their gross commissions into stock units of the Parent with a 25% matching contribution or 2) defer up to 2% in mutual funds, which earn a return based on the performance of index mutual funds as designated by our company or a fixed income option. The mutual fund deferral option does not include a company match. Financial advisors may elect to defer an additional 1% of gross commissions into stock units of the Parent with a 25% matching contribution. Financial advisors have no ownership in the mutual funds. Included in investments in the consolidated statement of financial condition at December 31, 2012 are investments in mutual funds of $18.0 million that were purchased by our company to economically hedge, on an after-tax basis, its liability to the financial advisors who choose to base the performance of their return on the index mutual fund option. At December 31, 2012, the deferred compensation liability related to the mutual fund option of $16.6 million is included in accrued compensation in the consolidated statement of financial condition.

In addition, certain financial advisors, upon joining our company, may receive stock units of the Parent in lieu of transition cash payments. Deferred compensation related to these awards generally vest over a five to eight-year period. Deferred compensation costs are amortized on a straight-line basis over the deferral period.

Retirement Plans

Eligible employees of our company who have met certain service requirements may participate in the Profit Sharing Plan. We may match certain employee contributions or make additional contributions to the Profit Sharing Plan at the discretion of the Parent.

Employee Stock Ownership Plans

The Parent has an internally leveraged ESOP in which qualified employees of our company, as defined in the ESOP participate. We expense the annual contributions to the ESOP, which is determined by the Compensation Committee of the Board of Directors on behalf of all eligible employees based upon the relationship of individual compensation to total compensation.

NOTE 13 – Off-Balance Sheet Credit Risk

In the normal course of business, we execute, settle, and finance customer and proprietary securities transactions. These activities expose our company to off-balance sheet risk in the event that customers or other parties fail to satisfy their obligations.

In accordance with industry practice, securities transactions generally settle within three business days after trade date. Should a customer or broker fail to deliver cash or securities as agreed, we may be required to purchase or sell securities at unfavorable market prices.

We borrow and lend securities to facilitate the settlement process and finance transactions, utilizing customer margin securities held as collateral. We monitor the adequacy of collateral levels on a daily basis. We periodically borrow from banks on a collateralized basis utilizing firm and customer margin securities in compliance with SEC rules. Should the counterparty fail to return customer securities pledged, we are subject to the risk of acquiring the securities at prevailing market prices in order to satisfy our customer obligations. We control our exposure to credit risk by continually monitoring our counterparties' positions, and where deemed necessary, we may require a deposit of additional collateral and/or a reduction or diversification of positions. Our company sells securities it does not currently own (short sales) and is obligated to subsequently purchase such securities at prevailing market prices. We are exposed to risk of loss if securities prices increase prior to closing the transactions. We control our exposure to price risk from short sales through daily review and setting position and trading limits.

We manage our risks associated with the aforementioned transactions through position and credit limits, and the continuous monitoring of collateral. Additional collateral is required from customers and other counterparties when appropriate.

We have accepted collateral in connection with resale agreements, securities borrowed transactions, and customer margin loans. Under many agreements, we are permitted to sell or repledge these securities held as collateral and use these securities to enter into securities lending arrangements or to deliver to counterparties to cover short positions. At December 31, 2012, the fair value of securities accepted as collateral where we are permitted to sell or repledge the securities was $965.8 million, and the fair value of the collateral that had been sold or repledged was $140.3 million.

NOTE 14 – Related Party Transactions

On a periodic basis, we may provide advances to affiliated companies. In addition, we serve as a carrying broker-dealer and clear security transactions on a fully disclosed basis for affiliated broker-dealer subsidiaries. These trransactions were made in the ordinary course of business and were made on substantially the same terms as those prevailing at the time for comparable transactions with other persons. At December 31, 2012, we had a receivable from affiliates of $19.3 million. At December 31, 2012, amounts due to the Parent and affiliates were $45.3 million.

NOTE 15 – Income Taxes

The tax effect of temporary differences and carryforwards that comprise significant portions of deferred tax assets as of December 31, 2012 *(in thousands)*:

Deferred tax assets:		
Deferred compensation	$	112,831
Accrued expenses		18,790
Investment and jobs creation credit		2,339
Net operating loss carryforwards		485
Unrealized loss on investments		841
Receivable reserves		631
Other		285
	$	136,202
Deferred tax liabilities:		
Change in accounting method		(31,909)
Goodwill and other intangibles		(14,358)
Prepaid expenses		(3,846)
		(50,113)
Net deferred tax asset	**$**	**86,089**

We will establish a valuation allowance if either it is more likely than not that the deferred tax asset will expire before we are able to realize their benefits, or the future deductibility is uncertain. We believe that our future taxable income will be sufficient to recognize our deferred tax assets.

Our net deferred tax asset at December 31, 2012 includes net operating loss and tax credit carryforwards of $6.5 million and $2.3 million, respectively, which expire between 2013 and 2027.

The current tax payable, included in accounts payable and accrued expenses, is $9.9 million as of December 31, 2012.

Uncertain Tax Positions

As of December 31, 2012, we had accrued interest and penalties of $0.4 million, before benefit of federal tax deduction, included in accounts payable and accrued expenses in the consolidated statement of financial condition. We are included in the consolidated federal and certain state income tax returns filed by the Parent. We file separate income tax returns in certain local jurisdictions. Certain consolidated state returns are not subject to examination by tax authorities for taxable years before 2009.

There is a reasonable possibility that the unrecognized tax benefits will change within the next 12 months as a result of the expiration of various statutes of limitations or for the resolution of U.S. federal and state examinations, but we do not expect this change to be material to the consolidated statement of financial condition.

NOTE 16 – Variable Interest Entities

The determination as to whether an entity is a VIE is based on the structure and nature of the entity. We also consider other characteristics, such as the ability to influence the decision-making relative to the entity's activities and how the entity is financed. The determination as to whether we are the primary beneficiary for entities subject to the deferral is based on a qualitative analysis of the VIE's expected losses and expected residual returns. This analysis includes a review of, among other factors, the VIE's capital structure, contractual terms, which interests create or absorb variability, related party relationships, and the design of the VIE. For entities not subject to the deferral, the determination as to whether we are the primary beneficiary is based on an analysis of the power to direct the activities of the VIE as well as the obligation to absorb losses or benefits that could potentially be significant to the entity. Where qualitative analyses are not conclusive, we perform a quantitative analysis.

We have formed several non-consolidated investment funds with third-party investors that are typically organized as limited liability companies ("LLCs") or limited partnerships. These partnerships and LLCs have assets of approximately $241.8 million at December 31, 2012. For those funds where we act as the general partner, our company's economic interest is generally limited to management fee arrangements as stipulated by the fund operating agreements. We have generally provided the third-party investors with rights to terminate the

funds or to remove us as the general partner. In addition, our direct investment interest in these entities is insignificant at December 31, 2012.

For the entities noted above that were determined to be VIEs, we have concluded that we are not the primary beneficiary and therefore are not required to consolidated these entities. Additionally, for certain other entities we reviewed other relevant accounting guidance, which states the general partner in a limited partnership is presumed to control that limited partnership. The presumption may be overcome if the limited partners have either: (1) the substantive ability to dissolve the limited partnership or otherwise remove the general partner without cause, or (2) substantive participating rights, which provide the limited partners with the ability to effectively participate in significant decisions that would be expected to be made in the ordinary course of the limited partnership's business and thereby preclude the general partner from exercising unilateral control over the partnership. If the criteria are not met, the consolidation of the partnership or limited liability company is required. Based on our evaluation of these entities, we determined that these entities do not require consolidation.

NOTE 17 – Subsequent Events

We evaluate subsequent events that have occurred after the statement of financial condition date but before the financial statements are issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence about conditions that existed at the date of the statement of financial condition, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence about conditions that did not exist at the date of the statement of financial condition but arose after that date. Based on the evaluation, we did not identify any recognized subsequent events that would have required adjustment to the consolidated statement of financial condition.

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